Innnovation Capital, LLC
Report Pursuant to Rule 17a-5(d)
Financial Statements
For the Year Ended December 31, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66734

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/25 (MM/DD/YY) AND ENDING 12/31/25 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Innovation Capital, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2255 Glades Road, Suite 324A
(No. and Street)

Boca Raton	FL	33431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Sodl	(310) 335-9333	msodl@innovation-capital.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

09/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Matt sodl_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Innovation Capital, LLC_____, as of __December 31_____, 2 _025_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Managing Partner, President

This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Innovation Capital, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Innovation Capital, LLC (the "Company") as of December 31, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I and II ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 13, 2026

Innnovation Capital, LLC
Statement of Financial Condition
December 31, 2025

Assets

Cash	$	543,906
Prepaid expenses		28,515
Accounts receivable		117,764
Investments, at fair market value		185,257
Total assets	$	875,442

Liabilities and Member's Equity

Liabilities

Accounts payable	$	79,329
Other liabilities		2,500
Total liabilities		81,829

Member's equity

Member's equity		793,613
Total member's equity		793,613
Total liabilities and member's equity	$	875,442

The accompanying notes are an integral part of these financial statements.


Innnovation Capital, LLC
Statement of Income
For the Year Ended December 31, 2025


Revenues

Fee based income	$	2,802,410
Dividend and interest income		15,763
Total revenues		2,818,173

Expenses

Occupancy	10,352
Payroll	1,646,521
Marketing	71,785
Insurance	185,025
Office supplies	17,532
Professional fees	291,031
Travel & exepenses: internal	107,198
Printing & shipping	1,700
Other operating expenses	54,911
Travel & exepenses: client reimbursement	28,131
Total expenses	2,414,186
Net income (loss) before income tax provision	403,987

Income tax		5,729
Net income (loss)	$	398,258


The accompanying notes are an integral part of these financial statements.


Innnovation Capital, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2025

	Member's Equity
Balance at December 31, 2024	$ 813,355
Net income (loss)	398,258
Member's distributions	(418,000)
Balance at December 31, 2025	$ 793,613

The accompanying notes are an integral part of these financial statements.

Innnovation Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2025

Cash flow from operating activities:		
Net income (loss)		$ 398,258
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Dividend gain on investment	$ (15,710)	
(Increase) decrease in assets:		
Accounts Receivable	88,054	
Prepaid expense	(6,425)	
(Increase) decrease in liabilities:		
Accounts Payable	60,542	
Other liabilities	2,500	
Total adjustments		128,961
Net cash provided by (used in) in operating activities		527,219
Cash flow from investing activities:		
Dividend gain on investment	15,710	
Purchase of investments	(415,712)	
Sales of investments	450,000	
Net cash provided by (used in) investing activities		49,998
Cash flow from financing activities:		
Member distributions	(418,000)	
Net cash provided by (used in) financing activities		(418,000)
Net increase (decrease) in cash		159,217
Cash at December 31, 2024		384,689
Cash at December 31, 2025		$ 543,906
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	
Income taxes	$ 5,729	

The accompanying notes are an integral part of these financial statements.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Innovation Capital, LLC (the "Company"), was originally organized in the State of Louisiana on February 16, 2004. On February 26, 2021 the Company changed its domestication to Florida. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is a wholly-owned subsidiary of Innovation Capital Holding, LLC (the "Member").

The Company is engaged in business as a securities broker-dealer. The Company raises capital for corporate clients and provides financial advisory services related to mergers and acquisitions.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts receivable are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

The Company earns fees from mergers & acquisitions advisory services; capital raises and other advisory engagements. The Company recognizes these revenues as its associated performance obligations are completed, in accordance with the terms of written engagement agreements with customers. These agreements provide for various billing arrangements, such as initial and on-going retainers; transaction success fees; and advisory services. There were no open contracts at December 31, 2025.

Success fees are recognized upon the completion of the underlying transaction, at which point the Company's performance obligations have been completed; the transaction price is known or estimable; and collection is reasonably assured. During the year ended December 31, 2025, the Company did not earn any success fees.

Consulting income is recognized in the period billed, which corresponds to the Company's completion of its performance obligations. During the year ended December 31, 2025 the Company's consulting income totaled $1,804,560.

1. GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Retainers are non-refundable and generally recognized in the period billed, which corresponds to the Company's completion of its performance obligations. During the year ended December 31, 2025 the Company's retainer income totaled $997,850.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the Member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

2. INVESTMENTS, AT MARKET VALUE

Investments at market value consist of Mutual Funds. These are classified as Level 1 trading securities and stated at their fair market value based on quoted prices in active markets. At December 31, 2025, these securities are carried at their fair market value of $185,257 (see Note 3).

3. FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs
are observable or whose significant value drivers are observable;

3. FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (continued)

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2025:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investments Mutual Funds	$ 185,257	$ 185,257		
Total	$ 185,257	$ 185,257		

The Mutual Funds referenced in the above table are Fidelity Treasury Portfolio Institutional Class SHS is a cash-oriented investment fund managed by Fidelity Investments designed to offer investors a highly liquid, low-risk place to invest cash with the potential to earn current income. The fund seeks to preserve capital and maintain liquidity primarily in short-term U.S. government obligations.

4. INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. The Company is doing business in Florida and there is no business tax for LLCs in that state.

The Company earned a portion of its revenues from California sources and paid a total of $5,729 relating to CA FTB Taxes and CA LLC Fees during the year ended December 31, 2025. The total taxes paid related to tax years 2024 and 2025.

5. 401 (K) PLAN

Effective January 1, 2008, the Company adopted a Section 401(k) Plan (the "Plan"). All employees, 21 years of age or older, are eligible to make elective deferrals in the Plan, provided they have completed ninety (90) days of service. Contributions are discretionary, up to a maximum of 4% of employee compensation or 100% of employee deferral, whichever is less. For the year ended December 31, 2025, the Companymade a contribution of $43,649 towards the Plan included in Payroll on the Statement of Income.

6. LEASE

The Company does not have any leases that require ASC 842 treatment.

7. COMMITMENTS, CONTINGECIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $250,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2025, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Litigation

The Company is periodically involved in legal actions and claims that arise as a result of events that occur in the normal course of operations. At this time, management does not believe that any of the company's pending legal matters will have a material adverse effect on the Company's financial statements.

Guarantees

In accordance with FASB ASC 460, Guarantees, the Company has issued no guarantees at December 31, 2025, or during the year then ended.

8. RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepting accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASU's").

For the year ending December 31, 2025, various ASU's issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the Company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provide that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed [10 to 1].

Net capital and aggregate indebtedness change day to day, but on December 31, 2025, the Company had net capital of $634,366 which was $628,911 in excess of its required net capital of 5,000; and the Company's ratio of aggregate indebtedness $81,829 to net capital was 0.13 to 1, which is less than the 15 to 1 maximum allowed.

10. SUBSEQUENT EVENTS

The Company has evaluated events and transactions subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events or transactions which took place that would have a material impact on its financial statements.

11. RELATED PARTY

The Company engaged entities related through common ownership as consultants to perform work on certain gaming/hospitality projects. Consulting payments to these related-party entities amounted to approximately $96,973 and are included in professional fee expense on the Statement of Income.

It is possible that consulting payments made to these related-parties would not be comparable to those payments made to third-party entities for work in other projects or industries.

12. SEGMENT REPORTING

The Company follows Accounting Standards Update 2023-7 – Segment reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-7"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-7 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM title and position is the CEO who makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes.

Innovation Capital, LLC
Schedule I - Computation of Net Capital Requirements
Pursuant to SEC Rule 15c3-1
As of December 31, 2025

Computation of net capital

Member's equity	$	793,613	
Total member's equity			$ 793,613
Less: Non-allowable assets			
Accounts receivable		(117,764)	
Prepaid expense		(28,515)	
Total non-allowable assets			(146,279)
Net Capital before haircuts			647,334
Haircuts on mutual funds		(12,968)	
Total haircuts and undue concentration			(12,968)
Net Capital			634,366

Computation of net capital requirements
Minimum net capital requirements

6 2/3 percent of net aggregate indebtedness	$	5,455	
Minimum dollar net capital required	$	5,000	
Net capital required (greater of above)			(5,455)
Excess Net Capital			$ 628,911
Aggregate indebtedness			$ 81,829
Ratio of aggregate indebtedness to net capital			0.13:1

There was no material difference between Net Capital computation shown here and the net capital computation shown on the Company's most recently filed Form X-17A-5 Part IIA report dated December 31, 2025.

See Report of Independent Registered Public Accouting Firm

INNOVATION CAPITAL, LLC

Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC
SEC Rule 15c3-3
As of December 31, 2025

The Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements for Brokers and Dealers is not applicable to the Company, as the Company is not subject to the provisions of Rule 15c3-3 as the Company does not, and will not, hold customer funds or securities, and that its business activities are, and will remain as private placements and due M&A services. Accordingly, there are no items to report under the requirements of this Rule.

Innovation Capital, LLC
Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2025



DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Member of Innovation Capital, LLC:

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Innovation Capital, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and (2) Innovation Capital, LLC's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Non-Covered Firm") but limited to (1) private placement of securities on a best efforts basis; and (2) mergers and acquisitions; and (3) other corporate finance advisory services and that the Company did not identify any exceptions to this assertion throughout the year ended December 31, 2025. Innovation Capital, LLC's management is responsible for compliance with the exemption provisions, and the provisions of Footnote 74, and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Innovation Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in the Non-Covered Firm provision.

DCPA

DCPA

Century City, California
February 13, 2026



Innovation Capital, LLC
Exemption Report
For the Year Ended December 31, 2025

Innovation Capital, LLC ("the Company"), is a registered broker-dealer subject to Rule 17a -5 promulgated by the Securities and Exchange Commission (17 C.F.R. Section 240.17a -5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. Section 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to (1) private placement of securities on a best efforts basis; and (2) mergers and acquisitions; and (3) other corporate finance advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Innovation Capital, LLC

I, Matt J. Sodl, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____
Title: Founding Partner & President

Innovation Capital, LLC
2255 Glades Road, Suite 324A
Boca Raton, FL 33431
Tel (561) 725-0702
Member FINRA/SIPC